UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities
Exchange Act of 1934

For the month of January 2025
Commission File Number: 001-13928

Royal Bank of Canada
(Translation of registrant’s name into English)

200 Bay Street	1 Place Ville Marie
Royal Bank Plaza	Montreal, Quebec
Toronto, Ontario	Canada H3B 3A9
Canada M5J 2J5	Attention: Senior Vice-President,
Attention: Senior Vice-President,	Deputy General Counsel
Deputy General Counsel	& Corporate Secretary
& Corporate Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date:	January 10, 2025	By:	/s/ Karen McCarthy
		Name:	Karen McCarthy
		Title:	Senior Vice-President,
Deputy General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notification of Meeting and Record Date. (Common).